Exhibit 99.1

September 24, 2020

FOR IMMEDIATE RELEASE:
IBEX Limited Announces Record Fourth Quarter and Fiscal Year 2020 Financial Results

Fiscal Year 2020

•	Revenue increased 10% year-over-year to $405.1 million
•	Net income from continuing operations increased to $7.8 million
•	Adjusted EBITDA increased 49% year-over-year to $54.1 million
•	Strong net cash flow from operating activities of $51.7 million

Q4 Fiscal 2020

•	Revenue increased 14.7% year-over-year to $100.9 million
•	Net loss from continuing operations decreased to $3.8 million
•	Adjusted EBITDA increased 83% to $13.5 million

WASHINGTON, DC— (BUSINESS WIRE)—Sept 24, 2020—IBEX Limited (“ibex”), a leading global provider of outsourced CX solutions, today announced financial results for the fourth quarter and fiscal year ended June 30, 2020.

“Fiscal year 2020 was a milestone year for ibex–delivering record revenues surpassing $400 million, growing net income from continuing operations and increasing Adjusted EBITDA to over $50 million,” commented Bob Dechant, chief executive officer of ibex.  “We continue to be focused on helping the world’s leading brands connect with their customers in unique and innovative ways, with particular focus on technology-led digital solutions.  We also won important new logos with new economy and blue chip clients, and reported 100% client retention.  Based on our expected revenue growth and robust pipeline, we are confident in our ability to accelerate additional customer wins, expand geographically and deliver solid cash flow in 2021.”

Fiscal Year 2020 Financial Highlights:

Revenue

•	Revenue increased 10% to $405.1 million, compared to $368.4 million in the prior year.

Net Income / (Loss) From Continuing Operations

•	Net income from continuing operations increased to $7.8 million, compared to a net loss from continuing operations of $4.5 million in the prior year.
•	Net income / (loss) from continuing operations margin increased to 1.9%, compared to (1.2)% in the prior year.
•	Non-GAAP adjusted net income from continuing operations increased to $15.6 million, compared to $1.8 million in the prior year.

Adjusted EBITDA

•	Non-GAAP adjusted EBITDA from continuing operations increased to $54.1 million, compared to $36.3 million in the prior year.
•	Non-GAAP adjusted EBITDA from continuing operations margin increased to 13.4%, compared to 9.9% in the prior year.

Earnings Per Share

•	IFRS fully diluted earnings per share was $0.00 in fiscal years 2020 and 2019.*
•	Non-GAAP pro forma adjusted earnings per share increased to $0.84, compared to $0.10 in the prior year.

Cash Flow, Balance Sheet, and Capital Expenditures

•	Cash flow from operations increased to $51.7 million, compared to $2.2 million in the prior year.
•	Non-GAAP free cash flow increased to $25.6 million, compared to an outflow of $2.5 million in the prior year.
•	Non-GAAP net debt decreased to $84.1 million, compared to $109.4 million in the prior year.
•	Capital expenditures were $16.9 million, or 4.2% of revenue, compared to $9.7 million, or 2.6% of prior year revenue.

Fourth Quarter 2020 Financial Highlights:

Revenue

•	Revenue of $100.9 million was minimally impacted by COVID-19, and increased 14.7% compared to the prior year quarter.

Net Income / (Loss) From Continuing Operations

•	Net loss from continuing operations decreased to $3.8 million, compared to a net loss from continuing operations of $4.6 million in the prior year quarter.
•	Net loss from continuing operations margin decreased to (3.8)%, compared to (5.3)% in the prior year quarter.
•	Non-GAAP adjusted net income from continuing operations increased to $2.6 million, compared to a non-GAAP adjusted net loss from continuing operations of $1.4 million in the prior year quarter.

Adjusted EBITDA

•	Non-GAAP adjusted EBITDA from continuing operations increased to $13.5 million, compared to $7.4 million in the prior year quarter.
•	Non-GAAP adjusted EBITDA from continuing operations margin increased to 13.4%, compared to 8.4% in the prior year quarter.

Earnings Per Share

•	IFRS fully diluted earnings per share was $0.00 in the fourth quarter of fiscal years 2020 and 2019.*
•	Non-GAAP pro forma adjusted earnings per share increased to $0.14, compared to ($0.07) in the prior year quarter.

* IFRS fully diluted earnings per share does not reflect the recapitalization that occurred in connection with ibex’s initial public offering.

Fiscal Year 2020 Business Highlights:

•	Added 24 new customer logos
•	Top three client concentration decreased to 43.7% from 50.6% in the prior year
•	Launched the Wave X Purpose Built Technology Suite enabling highly customized CX solutions
•	Digital business increased to 30% of our overall revenue to $119.6 million
•	New Economy revenue increased by 35% compared to prior year
•	Non-voice revenue increased by 42% compared to prior year
•
Increased our nearshore and offshore footprint by opening three new sites and adding 1,730 workstations in the Philippines and 843 in nearshore sites, boosting our non-US capacity by 35% over prior year

•	Expanded our digital marketing and on-line customer acquisition solutions by adding the Healthcare, Financial Services and Utility industries to our portfolio

2021 Business Outlook

IBEX Limited expects full year 2021 revenue of $431 million to $435 million and Adjusted EBITDA from continuing operations of $59.5 million to $61 million.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its fourth quarter and fiscal year 2020 financial results at 4:30 p.m. Eastern Time today, September 24, 2020. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 5273769. The webcast will be available live on the Investors section of ibex's website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 6:30 p.m. Eastern Time on September 24, 2020, until 7:30 p.m. Eastern Time on October 1, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 5273769. In addition, an archived webcast will be available on the Investors section of ibex's website at: https://investors.ibex.co/.

Financial Information

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods for the fourth quarter and applicable to financial statements for the fiscal year, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements.” The financial information in this press release has not been audited. Results for the fourth quarter of fiscal year 2020 and 2019 were calculated based on the difference between our unaudited results for fiscal year 2020 and 2019, respectively, and our previously-reported results for the nine months ended March 31, 2020 and 2019, respectively.  Our independent registered public accounting firm, BDO LLP, has not audited, reviewed, compiled, or performed any procedures with respect to our results for the fourth quarter of fiscal year 2020 or 2019.

Non-GAAP Financial Measures

We provide non-GAAP financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in ibex’s business and uses the non-GAAP financial measures to establish budgets and operational goals, for managing ibex’s business and evaluating its performance. We anticipate that we will continue to report both IFRS and certain non-GAAP financial measures in our financial results. Because ibex’s non-GAAP financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-GAAP measures reported by other companies within ibex’s industry. Consequently, our non-GAAP financial measures should not be evaluated in isolation or replace comparable IFRS measures, but, rather, should be considered together with our unaudited consolidated statements of financial position, unaudited consolidated statements of profit or loss and other comprehensive income, and unaudited consolidated statements of cash flows presented herein and prepared in accordance with IFRS issued by IASB.

In this earnings release, we are introducing “adjusted net income / (loss) from continuing operations,” which we define as net income / (loss) from continuing operations before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), impairment, other income, fair value adjustment related to the Amazon warrant, share-based payments, and foreign exchange gains or losses.  We believe these items are not reflective of our long-term performance.  We use adjusted net income / (loss) from continuing operations internally to understand what we believe to be the recurring nature of our net income / (loss) from continuing operations and as a basis to calculate a pro forma adjusted earnings per share now that our initial public offering has been consummated. We also believe that adjusted net income / (loss) from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of profitability.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA from continuing operations to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, share-based compensation expense, and impairment of assets. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; the Frontier restructuring and its proceedings under Chapter 11 of the United States Bankruptcy Code; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the IBEX brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our final prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2020, our annual report on Form 20-F to be filed with the SEC and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Rosemary Hanratty, Senior Director of Marketing, ibex, 412.539.7099, rosemary.hanratty@ibex.co

IR Contact: Brinlea Johnson, The Blueshirt Group, 415.269.2645, brinlea@blueshirtgroup.com

IBEX Limited
Unaudited Consolidated Statements of Financial Position

US$ in thousands	June 30, 2020	June 30, 2019
Assets
Non-current assets
Goodwill	$11,832	$11,832
Other intangible assets	2,781	2,928
Property and equipment	84,588	82,309
Investment in joint venture	331	227
Deferred tax asset	2,223	2,517
Warrant asset	2,611	3,316
Other assets	4,834	3,398
Total non-current assets	$109,200	$106,527

Current assets
Trade and other receivables	62,579	71,134
Due from related parties	1,587	1,768
Cash and cash equivalents	21,870	8,873
Total current assets	$86,036	$81,775
Total assets	$195,236	$188,302

Equity and liabilities
Equity attributable to owners of the parent
Share capital	$12	$12
Additional paid-in capital	96,207	96,207
Other reserves	29,456	29,585
Accumulated deficit	(109,527)	(117,176)
Total equity	$16,148	$8,628

Non-current liabilities
Deferred revenue	$434	$753
Lease liabilities	62,044	58,602
Borrowings	3,782	7,184
Deferred tax liability	117	147
Other non-current liabilities	7,058	1,607
Total non-current liabilities	$73,435	$68,293

Current liabilities
Trade and other payables	$53,213	$46,890
Income tax payables	3,087	1,467
Lease liabilities	12,668	10,632
Borrowings	27,476	41,835
Deferred revenue	3,470	4,388
Due to related parties	5,739	6,169
Total current liabilities	$105,653	$111,381
Total liabilities	$179,088	$179,674
Total equity and liabilities	$195,236	$188,302

IBEX Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Quarter ended		Year ended
US$ in thousands	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenue	$100,880	$87,915	$405,135	$368,380

Payroll and related costs	69,009	63,098	276,255	254,592
Share-based payments	478	48	359	4,087
Reseller commission and lead expenses	3,724	4,839	17,328	27,877
Depreciation and amortization	6,012	5,203	24,472	20,895
Other operating costs	22,391	17,004	67,208	54,124
Income / (loss) from operations	(734)	(2,277)	19,513	6,805

Finance expenses	(2,238)	(2,251)	(9,428)	(7,709)
Income / (loss) before taxation	(2,972)	(4,528)	10,085	(904)

Income tax expense	(833)	(119)	(2,315)	(3,615)
Net income / (loss) from continuing operations	(3,805)	(4,647)	7,770	(4,519)
Net income on discontinued operation, net of tax	-	8,568	-	15,484
Net income / (loss) for the year	(3,805)	3,921	7,770	10,965

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial (loss) / gain on retirement benefits	(184)	109	(184)	109
Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	(211)	(64)	(248)	(316)
Cash flow hedge - changes in fair value	(518)	-	(518)	-
	(913)	45	(950)	(207)
Total comprehensive income / (loss)	$(4,718)	$3,966	$6,820	$10,758

Loss per share from continuing operations attributable to the ordinary equity holders of the parent
Basic loss per share	$-	$-	$-	$-

Diluted loss per share	$(0.29)	$(0.37)	$-	$(0.36)

Loss per share attributable to the ordinary equity holders of the parent
Basic loss per share	$-	$-	$-	$-

Diluted loss per share	$-	$-	$-	$-

IBEX Limited
Unaudited Consolidated Statements of Cash Flows

	Quarter ended		Year ended
US$ in thousands	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	$(2,972)	$5,325	$10,085	$19,410
Adjustments for:
Depreciation and amortization	6,012	5,498	24,472	21,805
Amortization of warrant asset	154	178	705	643
Foreign currency translation loss	(444)	(602)	(195)	78
Share warrants	2,506	1	3,138	(364)
Phantom expense	166	33	(31)	(300)
Share-based payments	312	30	390	5,262
Allowance of expected credit losses	123	184	224	343
Share of profit from investment in joint venture	(119)	(39)	(533)	(351)
(Gain) / loss on disposal of fixed assets	63	(99)	(10)	(140)
Provision for defined benefit scheme	(13)	129	121	129
Impairment on intangibles	777	-	777	163
Finance costs	2,239	3,747	9,429	13,383
Decrease / (Increase) in trade and other receivables	888	(1,992)	9,042	(18,019)
Increase in renewal receivables	-	(15,290)	-	(35,022)
Increase in prepayments and other assets	(35)	(167)	(1,435)	(173)
Increase in trade and other payables and other liabilities	12,027	13,130	7,106	8,997
Cash generated from operations	21,684	10,066	63,285	15,844
Interest paid	(2,239)	(3,784)	(9,429)	(13,054)
Income taxes paid	(1,379)	(260)	(2,137)	(588)
Net cash inflow from operating activities	$18,066	$6,022	$51,719	$2,202

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(264)	$(2,910)	$(4,283)	$(5,612)
Purchase of other intangible assets	(497)	(78)	(982)	(622)
Return on investment from joint venture	(309)	-	-	96
Proceed from sale of assets	-	109	-	188
Cash adjustment from sale of subsidiary to parent company	-	(3,554)	-	(3,554)
Capital repayment from joint venture	430	144	430	420
Net cash outflow from investing activities	$(640)	$(6,289)	$(4,835)	$(9,084)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$20,042	$36,515	$127,567	$168,674
Repayments of line of credit	(24,633)	(36,349)	(142,118)	(162,851)
Proceeds from borrowings	-	2,284	1,000	36,617
Repayment of borrowings	(3,227)	(2,192)	(8,033)	(6,081)
Repayment of related party loans	-	-	-	(1,200)
Principal payments on lease obligations	(3,227)	(2,895)	(12,162)	(10,535)
Repayment private placement notes	-	-	-	(14,500)
Dividend distribution	-	(1,600)	(121)	(1,600)
Payment of senior preferred shares	-	-	-	(5,972)
Net cash (outflow) / inflow from financing activities	$(11,045)	$(4,237)	$(33,867)	$2,552

Effects of exchange rate difference on cash and cash equivalents	18	(60)	(20)	(316)
Net increase / (decrease) in cash and cash equivalents	$6,399	$(4,564)	$12,997	$(4,646)
Cash and cash equivalents at beginning of the period	$15,471	$13,437	$8,873	$13,519
Cash and cash equivalents at end of the period	$21,870	$8,873	$21,870	$8,873

IBEX Limited
Unaudited Supplemental Non-GAAP Information

Reconciliation of Net Income from continuing operations to Adjusted EBITDA from continuing operations

	Quarter ended June 30,		Year ended June 30,
US$ in thousands	2020	2019	2020	2019
Net income / (loss) from continuing operations	$(3,805)	$(4,647)	$7,770	$(4,519)
Finance expense	2,238	2,251	9,428	7,709
Income tax expense	833	119	2,315	3,615
Depreciation and amortization	6,012	5,203	24,472	20,895
EBITDA from continuing operations	$5,278	$2,926	$43,985	$27,700
Non-recurring expenses	5,085	4,239	6,482	4,239
Impairment	777	-	777	163
Other income	(227)	(177)	(745)	(804)
Fair value adjustment	2,506	1	3,138	(364)
Share-based payments	478	48	359	4,087
Foreign exchange (gain) / loss	(372)	349	151	1,274
Adjusted EBITDA from continuing operations	$13,525	$7,386	$54,147	$36,295

Reconciliation of Net income / (loss) from continuing operations to Adjusted net income / (loss) from continuing operations

	Quarter ended June 30,		Year ended June 30,
US$ in thousands	2020	2019	2020	2019
Net income / (loss) from continuing operations	$(3,805)	$(4,647)	$7,770	$(4,519)
Non-recurring expenses	5,085	4,239	6,482	4,239
Impairment	777	-	777	163
Other income	(227)	(177)	(745)	(804)
Fair value adjustment	2,506	1	3,138	(364)
Share-based payments	478	48	359	4,087
Foreign exchange (gain) / loss	(372)	349	151	1,274
Total adjustments	$8,247	$4,460	$10,162	$8,595
Normalized tax rate*	22.9%	26.5%	22.9%	26.5%
Tax impact of adjustments	(1,889)	(1,182)	(2,327)	(2,278)

Adjusted net income / (loss) from continuing operations	$2,553	$(1,369)	$15,605	$1,798

  * The 2019 tax rate has been adjusted to remove the impact of the cancellation of the legacy ESOP plan.

Calculation of pro forma adjusted earnings per share

	Quarter ended June 30,		Year ended June 30,
US$ in thousands	2020	2019	2020	2019

Adjusted net income / (loss) from continuing operations	$2,553	$(1,369)	$15,605	$1,798
Pro forma fully diluted shares*	18,680,377	18,680,377	18,680,377	18,680,377
Pro forma adjusted earnings / (loss) per share	$0.14	$(0.07)	$0.84	$0.10

* Pro forma fully diluted shares outstanding immediately following our initial public offering in August 2020.

IBEX Limited
Unaudited Supplemental Non-GAAP Information, continued

Calculation of free cash flow

	Year ended June 30,
US$ in thousands	2020	2019

Net cash inflow from operating activities	$51,719	$2,202
Add: Impact of discontinued operations	-	13,396
Less:
Capital expenditures	16,917	9,707
Lease payments on right-of-use assets	9,147	8,411
Free cash flow	$25,655	$(2,520)

Calculation of Net Debt

US$ in thousands	June 30, 2020	June 30, 2019
Borrowings
Current	$27,476	$41,835
Non-Current	3,782	7,184
	$31,258	$49,019
Leases
Current	12,668	10,632
Non-Current	62,044	58,602
	$74,712	$69,234
Total Debt	$105,970	$118,253
Cash	21,870	8,873
Net Debt	$84,100	$109,380